

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

August 14, 2007

<u>By U.S. Mail and facsimile</u>

Mr. Jerry Swinford
Chief Executive Officer
Coil Tubing Technology Holdings, Inc.
19511 Wied Rd. Suite E
Spring, Texas 77388

   Re: Coil Tubing Technologies Holdings, Inc.
      Registration Statement on Form SB-2
      File No. 333-144677
      Filed July 18, 2007

Dear Mr. Swinford:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that Coil Tubing Technology, Inc., a Nevada corporation (Coil Tubing), your parent company, was formerly called IPMC Holdings Corp. Coil Tubing is a delinquent filer, having not filed any reports as required by the Securities Exchange Act of 1934 since May, 2003. Please disclose in your prospectus that your parent is a delinquent filer. Supplementally, tell us when Coil Tubing intends to remedy its delinquent filer status.

2. Supplementally, please provide us with information on Coil Tubing. Specifically provide a detailed description of Coil Tubing's business and identify its current management and directors, providing the information required by Items 101 and 401 of Regulation S-B. Provide a beneficial ownership table for Coil Tubing that complies with the requirements of Item 403 of Regulation S-B. Finally state the total number of shareholders of the stock of Coil Tubing.

3. Please advise us of the status of the transaction contemplated by the letter of intent dated November 21, 2006 among Tree Top Industries, Inc. (TTII.OB), Coil Tubing Technology, Inc. (CTBG.PK) and Grifco International, Inc. (GFCI.PK). We note disclosure in Tree Top's Form 10-Q for the quarter ended March 31, 2007 that, although pursuant to its terms the letter of intent had expired, Tree Top is proceeding with a contemplated transaction whereby Tree Top will exchange preferred shares to be issued by its wholly-owned subsidiary Coil Tubing Technology Group, Inc., a Nevada corporation, in exchange for all the issued and outstanding shares of Coil Tubing Holdings Inc., a Texas corporation and your subsidiary, currently held by Coil Tubing Technologies, Inc.

4. Provide the information required by Items 508 and 509 of Regulation S-B.

Calculation of Registration Fee

5. We note that you have relied on Rule 457(f)(2) to calculate the registration fee. Rule 457(f) relates to calculating the filing fee if the transaction relates to securities offered in an exchange for other securities, or in a reclassification or recapitalization which involves the substitution of a security for another, a merger, a consolidation or a similar plan of acquisition, and is not applicable to your filing. Since the transaction you describe in your SB-2 is a spin-off to the shareholders of your parent, advise why you relied on subsection (f) to calculate the registration fee.

Cover Page of the Prospectus

6. In your disclaimer regarding the risk posed by the spin-off, you state that investors should purchase shares only if they can afford a complete loss of their investment. Since the spin-off will occur with no action taken by the shareholders, and they are

not required to make any payments, the reference to a purchase is confusing. Please revise the disclaimer accordingly. Please make the similar revisions throughout the prospectus, such as to the lead-in paragraph on page 12.

Information Required in Prospectus, page 5

7. On page 5, in your discussion regarding the history of your share capitalization, please disclose that on June 19, 2007, you issued 1,000,000 shares of Series A Preferred Stock to Mr. Swinford, which preferred stock gives him the right, in aggregate, to vote on all shareholder matters equal to 51% of the total vote. Disclose that, by its terms, the Series A will be entitled to this 51% of the total vote no matter how many shares of common stock or other voting stock may be issued or outstanding in the future. Please also disclose that, subsequent to the forward stock split on June 19, 2007, you issued to Mr. Swinford 1,000,000 shares of common stock upon execution of his employment agreement dated July 1, 2007.

8. In this section, briefly disclose the nature of your business, including your products, your customers, and your main sources of revenue.

9. Include a description of the business of Precision Machining Resources, Inc., which you have identified as a subsidiary.

Prospectus Summary, page 6

10. We note your reference to your website and that your website is under construction. Please disclose that and state when you expect it to be functional.

11. In order to aid investor understanding, please add an organizational chart that shows your current organizational structure, including your parent and subsidiaries. In the organizational chart include next to each company's name the defined term that you use to identify it throughout the prospectus.

Key Facts About Our Company and This Prospectus

12. You state under "Shares to be Distributed," on page 6 that the shares being distributed by Coil Tubing will constitute only 95.2% of your outstanding shares after the distribution. Please clarify that the remaining 4.8% of common stock will be held by Mr. Swinford, but that by virtue of his ownership of the Series A preferred stock, he will control 53.3% of the voting stock.

Offering Price, page 7

13. You make reference to selling shareholders. Please further explain what you mean by this reference.

Questions and Answers Concerning the Stock Distribution

Why Are We Engaging in this Distribution? Page 10

14. We note that you state that a reason that you are doing the spin-off is to afford you an opportunity to obtain audited financial statements and trade on the OTCBB. Since you already have audited financial statements, please explain what you mean by this statement.

15. We note that you also state that a reason you are pursuing the spin-off is to allow you and Coil Tubing to pursue different operating strategies, given your different business environments and competitive market strategies. We also note that in a press release dated August 2, 2007 issued by Grifco International, the parent of Coil Tubing, the business of Coil Tubing was described as specializing "in the design of tools for the coil tubing industry, concentrating on four categories of coil tubing applications: thru tubing fishing, thru tubing work over, pipeline clean out and coil tubing drilling." Since this description matches the description of your business in the SB-2, please describe the business of Coil Tubing after the distribution.

Risk Factors

General

16. The Risk Factors section must immediately follow the Summary section. Please refer to Item 503(c)(2) of Regulation S-B. Please revise the prospectus accordingly.

17. Delete all language that mitigates the risk you discuss, which generally includes sentences that begin with the word "although." For example, in the risk factor entitled "We require additional financing to implement our business plan…," on page 12, delete the discussion about money previously raised by Coil Tubing. Delete the first clause in the second sentence in the risk factor entitled "If we are unable to adequately protect our intellectual property rights…," on page 15.

18. Please include risk factor disclosure regarding the fact that the majority of your current assets consist of accounts receivable.

19. Please add a risk factor that discusses the risk to the company from a corporate governance perspective in having only one officer and director. Discuss the risks to the company in regard to the approval of related party transactions, the

compensation of the executive officer, the oversight of the accounting function, and the segregation of duties.

20.   Add a risk factor that addresses the taxability of the distribution to investors.

Our sales are subject to seasonal rules…, page 15

21.   To help put this risk factor into context, disclose the states, provinces, or geographic areas in which you operate.

Risks Related to Our Industry, page 16

22.   You should cite risks that are particularly relevant to you and your disclosure should make clear how they impact you specifically. Delete "boilerplate risks," or revise them to explain how they specifically relate to your operations. For example, in the risk factor entitled "Our results of operations may be negatively affected by sustained downturns or sluggishness in the economy…," you list several factors that could affect your operations. Revise your disclosure to explain how each of these factors specifically relate to your operations.

Competition from new and existing competitors…page 16

23.   Please provide more specific disclosure regarding your competitors. Your discussion in this risk factor implies that you compete with all companies in the oil and gas industry. We note, however, that your operations are within a very small subsection of that industry related to coil tubing.

The distribution may cause the trading price of Coil Tubing's common stock to decline., page 18

24.   Disclose the current trading price of Coil Tubing's common stock, as well as the historical trading price for the past 3, 6 and 12 months.

Directors, Executive Officers, Promoters an Control Persons

Jerry Swinford, page 24

25.   We note that Mr. Swinford is the CEO of Coil Tubing. Please state how much time he will devote to your business and to the business of Coil Tubing. Please add a risk factor that addresses the fact that Mr. Swinford will not devote 100% of his time to your business and the inherent conflicts in regard to Mr. Swinford's employment

with Coil Tubing and the fact that there is no policy in place in regard to the allocation of corporate opportunities.

26. We note your discussion in the third paragraph in this section. Given that you have only one officer and director, your use of plural words when referring to directors and officers is confusing. Please revise your disclosure accordingly.

Employment Agreement, page 24

27. We note that the employment agreement is deemed to be constructively terminated upon a "change of control." Please define the term "change of control."

28. We note that under section 8 of the employment agreement, Mr. Swinford retains all rights to any inventions he may discover, originate or invent, either alone or with others. Please describe this right in the prospectus, and add a risk factor discussing this risk.

29. We note that the license agreement may be terminated if "Mr. Swindford determines that the quality of the Property are substandard." Please clarify what you mean by this statement, and state that, in accordance with section 9.02 of the Agreement, Mr. Swinford's determination must be reasonable.

30. We note that under section 9.06 of the licensing agreement, it may be terminated by Mr. Swinford if you fail to "meet or exceed" the minimum royalty payments. Please clarify what this phrase means in regard to Mr. Swinford's ability to terminate the agreement. It appears that Mr. Swinford could terminate the agreement even if only the minimum payments were due and you had made them.

Security Ownership of Certain Beneficial Owners and Management, page 26

31. Provide a table showing the beneficial owners of all of your outstanding securities before the distribution.

32. Update your disclosure to reflect the spin-off by Grifco of the stock of Coil Tubing.

33. Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities owned by Grifco International Inc.

Description of Business, page 29

34. Please reorganize your disclosure to differentiate the discussions of stock transactions pertaining only to your parent company from those pertaining to you. Additionally, expand your disclosure to include details sufficient to clarify how

$200,000 worth of Grifco common stock, which you indicate was part of the consideration given to Mr. Swinford in exchange for 100 percent of your shares which he held and then conveyed to Grifco, resulted in settlement of an $800,000 debt owed by you to a third party. The manner by which you have accounted for this transaction should be clear.

Description of Business

Dependence on One or a Few Major Customers, page 34

35. We note that 3 customers accounted for more than 10% of your net sales for the year ended December 31, 2006. Please revise to disclose the names of these customers. See Item 101(c)(1)(vii) of Regulation S-K. Additionally, describe the material terms of your commercial relationships with these significant customers, including the material terms of any contractual arrangements with the customers that were significant in 2006. Finally, please file your agreements with these 3 customers as exhibits to this registration statement.

Patents, Trademarks and Licenses, page 34

36. Describe the use of the patents in your business that are owned by Mr. Swinford and their importance to your operations and financial results. If material, add a risk factor that discusses the risk to investors if you were required to pay royalties for the use of the patents, or you lost your right to use them.

37. Provide the information required by Item 101(b) of Regulation S-B.

Management's Discussion and Analysis

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005, page 36

38. We note your disclose that a significant portion of your sales for 2005, which occurred during the period from March 2005 through November 2005, were recorded by your parent company (Grifco), but not reflected in your results of operations during that period. Please revise your disclosure to include details sufficient to understand why this does not constitute an error that would require your financial statements to be amended to reflect all of your sales revenue and all related costs.

39. We note your disclosure of the employment agreement with your CEO on page 24. Please expand your MD&A to discuss the impact this agreement is expected to have on your future operating results.

Liquidity and Capital Resources, page 37

40. We note your disclosure regarding $250,000 in funds raised by Coil Tubing through a subscription, which funds were subsequently transferred to you. Please provide us with more detail with respect to the Coil Tubing financing. For example, tell us how many shares of Coil Tubing were issued and outstanding prior to the transaction, and how many shares are issued and outstanding after the transaction (assuming the warrants will be exercised). Tell us the name of the subscribing shareholder and the net amount of funds that Coil Tubing transferred to you. You state that you anticipate Coil Tubing transferring $250,000 in funds if a shareholder exercises an option to purchase 10 million units in Coil Tubing. Please state why you think this will occur if you are spun-off from Coil Tubing. Disclose whether you will provide Coil Tubing with any consideration for such transfer.

Certain Relationships and Related Transactions, page 38

41. Provide in a tabular format the information required by Item 404(c) in regard to Mr. Swinford.

42. Describe here, or provide a cross reference to, the employment agreement, license agreement, and loans from Mr. Swinford.

Executive Compensation, page 38

43. Add a brief discussion of all compensation actions taken since the end of your last fiscal year. We note particularly the 1 millions shares of series A preferred stock granted to Mr. Swinford, the 1 million shares of common stock granted to Mr. Swinford, and the salary currently payable to Mr. Swinford under the terms of his employment agreement.

Compensation Discussion and Analysis, page 39

44. We note your disclosure that Mr. Swinford's salary will be adjusted to reflect the varying levels of position responsibilities and individual executive performance, and your discussion under "Criteria for Compensation Levels" on page 39, wherein you state that you consider many factors including an individual's performance. Reconcile these statements with the fact that Mr. Swinford's compensation automatically increases by at least 10% a year and his entitlement to automatic awards of common stock, both without regard to his performance.

45. We note your statement on page 39 that "The Company has always sought to attract and retain qualified executives…" Please disclose whether the company has had any executives other than Mr. Swinford. If so, please describe their qualifications.

46. We note your statement on page 39 that "The Board of Directors (in establishing compensation levels for Mr. Swinford) and the Company (in establishing compensation levels for all employees of the Company) consider many factors…" Please identify the persons that comprise your board and "the Company".

Compensation Philosophy and Strategy, page 40

47. Please revise this section to apply to your current practices and avoid all boilerplate disclosure. As examples, we note your statement that your compensation plans will reward individual and group contributions and results and that a portion of compensation will be based on financial results and actions, but that you provide compensation to Mr. Swinford without regard to performance; and your statement that your compensation program "may" consist of short-term and long variable incentives, but that you provide long-term incentives to Mr. Swinford.

48. Identify the "similarly situated" companies you used to set Mr. Swinford's compensation, and state where Mr. Swinford's compensation falls in the range of compensation paid by those companies.

Description of Capital Stock, page 41

49. Describe the voting rights of the common stock. We note that under section 3.13 of your by-laws directors are elected by a plurality of votes.

50. Provide the information required by Item 202(a)(4) of Regulation S-B.

51. Please explain the statement on page 41 that, "We currently have 1,000,000 shares of Series A Preferred Stock outstanding (described below), and the issuance of such Preferred Stock *could* adversely affect the rights of the holders of common stock…" (emphasis added). It appears that the 1 million shares of Series A Preferred already are issued, and they have the right, voting in aggregate, to vote on all shareholder matters equal to 51% of the total vote, such that the common stock are not able to control a vote of shareholders. Please revise this statement and the corresponding paragraph accordingly.

Market for Common Equity and Related Stockholder Matters, page 43

52. Please fill in the blank on page 43 regarding the number of shareholders of Coil
     Tubing, who will receive shares in this Distribution. Tell us if there are any
     shareholders who hold more than 5% of Coil Tubing's shares of common stock.

Financial Statements

General

53. Please update your financial statements to comply with Item 310(g) of Regulation
     S-B.

54. Please revise your financial statements and related notes, and applicable
     disclosures appearing elsewhere in your filing, to adjust all share details,
     including the activity in your equity statement and the related earnings per share
     calculations, to reflect your June 19, 2007 forward stock split on a retroactive
     basis, to comply with SAB Topic 4:C.

Consolidated Statements of Operations, pages F-3 and F-9

55. Please revise your consolidated statements of operations, your summary financial
     data on page 9, and your MD&A discussions on pages 35 and 36, to include
     depreciation expense attributable to cost of sales within your gross profit
     measures. Please note that the accommodation outlined in SAB Topic 11:B,
     pertaining to cost of sales, does not extend to measures of gross profit, which if
     presented should reflect all costs of sales.

Consolidated Statements of Cash Flows, page F-11

56. Please reconcile the 2005 and 2006 capital contribution amounts shown within
     your cash flows from financing activities to the 2005 and 2006 capital
     contribution amounts shown on your statement of stockholders' equity on page F-
     10, and the related disclosure encompassing both periods appearing in Note 7 on
     page F-15.

Note 1 – Organization and Operations, page F-12

57. Given that you disclose that you supply a full line of tools to your customer
     companies, also disclose the reasons you do not have an inventory of tools on
     your balance sheet.

Note 2 – Summary of Significant Accounting Policies, page F-12

58.   We note you disclose on page 35 that $19,000 of your increase in net sales for the three months ended March 31, 2007 compared to the three months ended March 31, 2006 was due to payment by your customers for lost drilling tools. Please expand your disclosure under this heading to explain how you account for lost drilling tools, including identification of the financial statement line items impacted. Please also modify your disclosure on page 35 to discuss the effect of the lost tools on your expenses.

g. Revenue Recognition, page F-13

59.   We note you disclose on page 31 that tool rental is one of your main business focus. Please expand your disclosure to describe your revenue recognition accounting policy for rental revenue.

Closing Comments

        Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

   ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   ·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lily Dang at (202) 551-3867 or, in her absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: David M. Loev, Esq. (by facsimile)
        L. Dang
        K. Hiller
        D. Levy